2016 Annual Statement of Servicer Compliance (Item 1123)

Pooling and Servicing Agreement (the “Pooling and Servicing Agreement”) dated as of March 1, 2012 by and among Deutsche Mortgage & Asset Receiving Corporation as Depositor, Wells Fargo Bank, National Association as Master Servicer, Rialto Capital Advisors, LLC as successor Special Servicer to CWCapital Asset Management LLC, U.S. Bank National Association as Trustee, Deutsche Bank Trust Company Americas as Certificate Administrator, Paying Agent and Custodian and Park Bridge Lender Services LLC as Operating Advisor relating to the COMM 2012-LC4 Mortgage Trust, Commercial Mortgage Pass-Through Certificates (COMM 2012-LC4)

The undersigned, a duly authorized officer of Rialto Capital Advisors, LLC, as special servicer (the “Special Servicer”) herein certifies to the following:

1.	All servicing activities and performance of such servicing activities under the Pooling and Servicing Agreement are performed on behalf of the Special Servicer.

2.	A review of the servicing activities and performance by the Special Servicer for the period of January 1, 2016 to September 11, 2016 and by KeyBank, National Association for the period of September 12, 2016 to December 31, 2016 (collectively the “Reporting Period”) in accordance with the Pooling and Servicing Agreement has been conducted under my supervision.

3.	To the best of my knowledge, based on such review, such parties have fulfilled all of the obligations under the terms of the Pooling and Servicing Agreement applicable to the Special Servicer, in all material respects for the Reporting Period and if there has been a failure to fulfill any such obligations in any material respect, each failure and the nature and status thereof has been specifically identified herein.

Certified by:	/s/ Adam Singer	Date: March 1, 2017
Adam Singer, Managing Director